EXHIBIT 99.2
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[GRAPHIC AND PHOTOGRAPHS OMITTED]                    [LOGO - CANADIAN NATURAL]

                                                            PRESS RELEASE
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        CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES QUARTERLY DIVIDEND
         CALGARY, ALBERTA - FEBRUARY 23, 2006 - FOR IMMEDIATE RELEASE


Canadian Natural Resources Limited announces its Board of Directors has declared a quarterly cash dividend on its common shares of C$0.075 (seven and one half cents) per common share. The dividend will be payable April 1, 2006 to shareholders of record at the close of business on March 17, 2006.


Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.




For further information, please contact:

                      CANADIAN NATURAL RESOURCES LIMITED
                          2500, 855 - 2nd Street S.W.
                               Calgary, Alberta
                                    T2P 4J8

TELEPHONE:  (403) 514-7777                           ALLAN P. MARKIN                     DOUGLAS A. PROLL
                                                            Chairman          Chief Financial Officer and
FACSIMILE:  (403) 517-7370                                                 Senior Vice-President, Finance
EMAIL:      ir@cnrl.com                             JOHN G. LANGILLE
WEBSITE:    www.cnrl.com                               Vice-Chairman                      COREY B. BIEBER
                                                                                          Vice-President,
TRADING SYMBOL - CNQ                                   STEVE W. LAUT                   Investor Relations
Toronto Stock Exchange         President and Chief Operating Officer
New York Stock Exchange




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Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
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